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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                SEC File Number:

                           NOTIFICATION OF LATE FILING

(Check One)
[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR

                        For Period Ended: January 31, 1999

   [ ] Transition Report on Form 10-K
   [ ] Transition Report on Form 20-F
   [ ] Transition Report on Form 11-K
   [ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR

          For the Transition Period Ended:____________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant: Addison Industries, Inc.

Former Name if Applicable: Mercristo Developments, Inc.
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Address of Principal Executive Office (Street and Number): 240 Argylle Avenue


City, State and Zip Code: Ottawa, Ontario A6
                          Canada



                        PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

                   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]                (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

                   (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period:

      The Company recently completed the acquisition of all of the issued and outstanding shares of common stock of Hungarian Ferroalloys, Inc., a Delaware corporation. The administrative burden of the accounting for the acquisition has consumed an inordinate amount of time and resources thereby preventing the Company from completing its Form 10-K in a timely manor.

      The Company, therefore, requests an extension within which to file its Form 10-K for the fiscal year ended January 31, 1999 of fifteen calendar days following the prescribed due date as indicated in Part II (b) of the Form 12b-25.
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                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         David Edwards           (613)                   230-9803
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           (Name)              (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
| | Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Addison Industries, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: May 3, 1999                                By:   /s/ David G. Edwards
                                                    --------------------------
                                                       David G. Edwards
                                                       Secretary